Issuer Free Writing Prospectus

Filed by: SunPower Corporation

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-140272

SunPower Corporation

Concurrent Offerings of

$175,000,000

aggregate principal amount of

1.25% Senior Convertible Debentures due 2027

(the “Debentures Offering”)

and

2,947,132 Borrowed Shares of Class A Common Stock

(the “Common Stock Offering”)

This free writing prospectus relates only to the Debentures Offering of 1.25% Senior Convertible Debentures due 2027 (the “Debentures”) and the Common Stock Offering of shares of class A common stock, par value $0.001 per share (the “Common Stock”) and should be read together with (1) the preliminary prospectus supplement dated January 29, 2007 relating to the Debentures Offering (the “Debenture Preliminary Prospectus Supplement”), including the documents incorporated by reference in the Debenture Preliminary Prospectus Supplement, (2) the preliminary prospectus supplement dated January 29, 2007 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference in the Common Stock Preliminary Prospectus Supplement and (3) the prospectus dated January 29, 2007 (the “Base Prospectus”), including the documents incorporated by reference in the Base Prospectus.

Issuer:	SunPower Corporation

Common Stock symbol:	SPWR

The Debentures Offering

Securities:	1.25% Senior Convertible Debentures due 2027

Aggregate principal amount:	$175,000,000

Underwriters’ option to purchase additional Debentures:	$25,000,000

Issue price:	100%

Annual interest rate:	1.25%

Initial issue price of Common Stock Offering:	$44.51 per share

Conversion premium over the initial issue price of Common Stock Offering:	27.50%

Conversion rate (subject to adjustment):	17.6211 shares per $1,000 principal amount of Debentures

Conversion price (approximately) (subject to adjustment):	$56.75 per share

Conversion rights:	Subject to fulfillment of certain conditions and during the periods described in the Debenture Preliminary Prospectus Supplement

Interest payment dates:	February 15 and August 15

First interest payment date:	August 15, 2007

Maturity date:	February 15, 2027

Call feature:	Redeemable on or after February 15, 2012

Puts:	February 15, 2012, February 15, 2017 and February 15, 2022

Increase to conversion rate upon a fundamental change (subject to adjustment):

	Stock price
Effective Date	$44.51	$56.75	$65.00	$75.00	$85.00	$95.00	$105.00	$115.00	$125.00	$135.00
February 7, 2007	4.8457	2.8554	2.0857	1.4751	1.0750	0.8023	0.6101	0.4709	0.3677	0.2897
February 15, 2008	4.8457	2.7876	1.9823	1.3589	0.9619	0.6989	0.5188	0.3916	0.2996	0.2315
February 15, 2009	4.8457	2.6380	1.8012	1.1767	0.7961	0.5550	0.3969	0.2899	0.2153	0.1620
February 15, 2010	4.8457	2.3737	1.5086	0.9025	0.5613	0.3626	0.2428	0.1679	0.1193	0.0865
February 15, 2011	4.7473	1.8774	0.9997	0.4716	0.2308	0.1205	0.0687	0.0432	0.0296	0.0215
February 15, 2012	—	—	—	—	—	—	—	—	—	—

If the stock price per share of Common Stock is:

•	in excess of $135.00 per share (subject to adjustment), the conversion rate will not be increased; or

•	less than $44.51 per share (subject to adjustment), the conversion rate will not be increased

Conversion rate cap:	22.4668 shares per $1,000 principal amount of Debenture

Net proceeds (estimated):	$170.1 million ($194.5 million if the underwriters’ option to purchase additional Debentures is exercised in full)

Pro forma as adjusted capitalization:

The following table sets forth Issuer’s capitalization as of September 30, 2006:

•	on an actual basis;

•	on a pro forma basis to reflect the completion of the Merger (as defined in the Debenture Preliminary Prospectus Supplement); and

•	on a pro forma as adjusted basis to reflect (i) the completion of the Merger, (ii) the completion of the offering of 2,947,132 shares of Common Stock in the Common Stock Offering and Issuer’s receipt of the nominal lending fees thereunder; and (iii) the sale of the Debentures in the Debentures Offering and the application of the proceeds therefrom (assuming the underwriters’ option to purchase additional Debentures is not exercised).

You should read this table in conjunction with the following, which are incorporated by reference into this prospectus supplement:

•	the historical financial statements of SunPower as of and for the three and nine months ended September 30, 2006 included in SunPower’s quarterly report on Form 10-Q for the three and nine months ended September 30, 2006;

•	the historical financial statements of SunPower as of and for the years ended December 31, 2005, 2004 and 2003 included in SunPower’s annual report on Form 10-K for the year ended December 31, 2005; and

•	the historical financial statements of PowerLight as of and for the nine months ended September 30, 2006, and for the years ended December 31, 2005, 2004 and 2003, which have been filed as an exhibit to SunPower’s current report on Form 8-K/A, dated January 25, 2007.

	Sept. 30, 2006
	Actual	Pro Forma	Pro Forma as Adjusted
		(Unaudited)
	(Dollars in thousands, except per share data)
Cash and cash equivalents	$253,735	$153,653	$323,743

Debt:
Obligations under capital leases	—	109	109
Notes payable	—	7,095	7,095
1.25% senior convertible debentures due 2027 offered hereby	—	—	175,000

Total debt	—	7,204	182,204
Class A common stock, $0.001 par value per share; 217,500,000 shares authorized, 17,173,166 shares issued and outstanding, actual; 21,280,050 shares issued and outstanding, pro forma; and 24,227,182 shares issued and outstanding, pro forma as adjusted	17	21	24
Class B common stock, $0.001 par value per share; 157,500,000 shares authorized, 52,033,287 shares issued and outstanding, actual, pro forma and pro forma as adjusted	52	52	52
Additional paid-in capital	520,359	652,902	652,902
Accumulated other comprehensive loss	(474)	(474)	(474)
Accumulated deficit	(43,327)	(47,774)	(47,774)

Total stockholders’ equity	476,627	604,727	604,730

Total capitalization	$476,627	$611,932	$786,934

The number of shares of class A and class B common stock on a pro forma as adjusted basis shown as issued and outstanding in the table above is based on the number of shares of our class A and class B common stock outstanding as of September 30, 2006, giving effect to the adjustments described above, but excluding:

•	5,481,017 shares of class A common stock issuable upon the exercise of options outstanding as of September 30, 2006, at a weighted average exercise price of $3.73 per share;

•	288,801 shares of class A common stock reserved for future issuance as of September 30, 2006 under our 2005 Stock Incentive Plan;

•	1,601,839 shares of class A common stock issued upon the exercise of vested and unvested PowerLight stock options; and

•	200,471 shares of class A common stock that we have reserved for issuance as restricted stock to employees of the PowerLight business pursuant to the Merger.

Our 1996 Stock Plan and 1988 Incentive Stock Plan were terminated on November 22, 2005. No shares of our class A common stock remain available for issuance under either of these plans other than for satisfying exercises of stock options granted under these plans prior to their termination.

In September 2005, we adopted our 2005 Stock Unit Plan in which all of our employees, except our executive officers and directors, are eligible to participate, although we currently intend to limit participation to our non-U.S. employees who are not senior managers. Under the 2005 Stock Unit Plan, our board of directors awards participants the right to receive cash payments in an amount equal to the appreciation in the price of our class A common stock between the award date and the date the employee redeems the award. The right to redeem or award typically vests in the same manner as options vest under this plan. In July 2006, the Board of Directors amended the terms of the plan to increase the maximum number of stock units that may be subject to stock unit awards granted under the plan from 100,000 to 300,000 stock units. As of September 30, 2006, we had granted approximately 116,000 units to 1,150 employees in the Philippines at an average unit price of $24.18. During the three and nine months ended September 30, 2006, we recognized $45,000 and $0.3 million, respectively, of compensation expense associated with these group plans.

Outstanding debt for borrowed money:	As of September 30, 2006, as adjusted for the completion of the Merger (as defined in the Debenture Preliminary Prospectus Supplement), the Debentures Offering and the application of the net proceeds therefrom, the Issuer would have had approximately $182.2 million of outstanding debt for borrowed money, or $207.2 million if the underwriters’ option to purchase additional Debentures is exercised in full

Underwriting compensation per Debenture:	2.50%, $25.00

Aggregate underwriting compensation:	$4,375,000 ($5,000,000 if the underwriters’ option to purchase additional Debentures is exercised in full)

Selling concession per Debenture:	$15.00

Trade date:	February 2, 2007

Settlement date:	February 7, 2007

Debenture CUSIP:	867652AA7

Underwriters:	Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC (Joint Book-Running Managers) and Deutsche Bank Securities Inc. (Joint Lead Manager) and Cowen and Company, LLC, First Albany Capital Inc. and ThinkEquity Partners LLC (Co-Managers)

Office or Agency of Trustee:	Each reference under the caption “Description of the Debentures” in the Debenture Preliminary Prospectus Supplement to “our office or agency for service of process in New York City, which will initially be the office or agency for service of process of the trustee in New York City,” is being amended to read as follows: “our office or agency in Minnesota, which will initially be the office or agency for service of process of the trustee in Minnesota.” In addition, the following sentence is being added to the eighth paragraph under the caption “Description of the Debentures” in the Debenture Preliminary Prospectus Supplement: “The trustee may be served with process at its agency for service of process in New York City.”

The Common Stock Offering

Securities:	2,947,132 shares of Common Stock borrowed from Issuer and sold by an affiliate of Lehman Brothers Inc. (up to 1,000,000 of these shares may be offered on a delayed basis to facilitate subsequent hedging arrangements at LBIE’s discretion)

Initial Offering price:	$44.51 per share

Closing sale price of Common Stock on February 1, 2007:	$44.51 per share

Cover page:	The following sentence is being added to the cover page of the Common Stock Preliminary Prospectus Supplement: “Some of the shares of our class A common stock to be borrowed by LBIE may be used to facilitate hedging transactions relating to our senior convertible debentures after the initial sale of such debentures.”

Net proceeds:	Issuer will not receive any proceeds from the sale of the shares of Common Stock in the Common Stock Offering, but Issuer will receive a nominal lending fee

Number of shares of Common Stock outstanding after the Common Stock Offering:	24,227,182 shares (1)

Class B common stock to be Outstanding after the Common Stock Offering:

52,033,287 (1) shares, representing approximately 68.2% of Issuer’s total outstanding shares of capital stock and 94.5% of the voting power of Issuer’s outstanding capital stock after giving effect to the Common Stock Offering.

Total Common Stock and class B common stock to be outstanding after the Common Stock Offering:	76,260,469 shares (1)

(1) Based on our issued and outstanding shares of class A common stock and class B common stock, as applicable, as of September 30, 2006, on a pro forma as adjusted basis to reflect (i) the completion of our previously announced merger (the “Merger”) with PowerLight Corporation (“PowerLight”), (ii) the completion of the Common Stock Offering and our receipt of the nominal lending fees thereunder, and (iii) the completion of the Debentures Offering and the application of the proceeds therefrom (assuming the underwriters’ option to purchase additional Debentures is not exercised), but excluding (a) 5,481,017 shares of class A common stock issuable upon the exercise of options outstanding as of September 30, 2006, at a weighted average exercise price of $3.73 per share, (b) 288,801 shares of class A common stock reserved for issuance as of September 30, 2006 under the Issuer’s 2005 Stock Incentive Plan, (c) 1,601,839 shares of class A common stock issued upon the exercise of vested and unvested PowerLight stock options and (d) 200,471 shares of class A common stock that we have reserved for issuance as restricted stock to employees of the PowerLight business pursuant to the Merger.

Description of Share Lending; Concurrent Offering of Senior Convertible Debentures:

The third paragraph under the caption “Description of Share Lending; Concurrent Offering of Senior Convertible Debentures” of the Common Stock Preliminary Prospectus Supplement and the third paragraph under the caption “Description of Share Lending Agreement” of the Debenture Preliminary Prospectus Supplement are being amended to read as follows:

“Share loans under the share lending agreement will terminate and the borrowed shares must be returned to us if the concurrent offering of senior convertible debentures is not consummated or upon the termination of the loan availability period, as well as under the following circumstances:

•     LBIE may terminate all or any portion of a loan at any time;

•     we may terminate any or all of the outstanding loans upon a default by LBIE under the share lending agreement, including a breach by LBIE of any of its representations and warranties, covenants or agreements under the share lending agreement, or bankruptcy of LBIE; or

•     if we enter into a merger or similar business combination transaction with an unaffiliated third party (as defined in the agreement), all outstanding loans will terminate on the effective date of such event.”

Underwriting:

The second paragraph under the caption “Underwriting” of the Common Stock Preliminary Prospectus Supplement is being amended to read as follows:

“The shares of our class A common stock may be offered for sale in transactions, including block sales, in the over-

the-counter market, in negotiated transactions or otherwise. These shares will be sold at prevailing market prices at the time of sale or at negotiated prices.”

In addition, the following paragraph will be added under the caption “Underwriting” of the Common Stock Preliminary Prospectus Supplement:

“This prospectus supplement will also be used in connection with the sale of up to 1 million shares of our class A common stock to be borrowed by LBIE under the share lending agreement to facilitate hedging transactions related to our senior convertible debentures after the initial sale of such debentures. We refer to these as the supplemental hedge shares. Following the initial sale of shares of our class A common stock pursuant to this offering, LBIE, or an affiliate, will sell, from time to time, the supplemental hedge shares in transactions, including block sales, on The Nasdaq Global Market, in the over-the-counter market, in negotiated transactions or otherwise. These supplemental hedge shares will be sold at market prices prevailing at the time of sale or at negotiated prices. In connection with the sale of these supplemental hedge shares, LBIE, or an affiliate, may effect such transactions by selling the shares to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the forward counter parties and/or from purchasers of shares for whom the dealers may act as agents or to whom they may sell as principals. Over the same period that LBIE, or an affiliate, sells these supplemental hedge shares, it or such affiliate may, in its discretion, purchase at least an equal number of shares of our class A common stock on the open market.

Underwriting compensation per share:	$0

Aggregate underwriting compensation:	$0

Trade date:	February 2, 2007

Settlement date:	February 7, 2007

Underwriter:	Lehman Brothers Inc.

The Issuer has filed a registration statement (including the Base Prospectus) with the SEC for the Debentures Offering and the Common Stock Offering to which this communication relates. Before you invest, you should read the applicable prospectus supplements and the Base Prospectus in the registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the Debentures Offering and the Common Stock Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offerings will arrange to send you the applicable prospectus if you request it by calling toll-free 1-888-603-5847.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED, SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.